December 2, 2009

John L. Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	WECOSIGN, Inc.
Registration Statement on Form S-1
Amendment No. 4 filed November 23, 2009
File No. 333-160570

Dear Mr. Krug:

We represent WeCosign, Inc. (“WeCosign” or, the “Company,” “we,” “us,” or “our”).  By letter dated December 1, 2009, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A filed on November 23, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form S-1

Prospectus Summary
Overview, page 1

1.
We note your response to comment 3 and reissue the comment in part.  As previously requested, please explain in the document how your underwriters take the events into account since neither the application nor the interview process apparently request such information.

RESPONSE: Our underwriters obtain additional information through the interview process and they use such information to produce their own internal (manual) underwriting scores.  The S-1 has been updated to disclose this process (See Page 1, paragraph 4).

2.	In addition, please expand the discussion to briefly state how identifying information such as social security numbers are used, including the specific databases searched.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726  Tel 732 409 1212  Fax 732 577 1188
1230 Avenue of the Americas, 7th Floor, New York, NY 10020  Tel 646 756 2507 Fax 646 619 4494
anslowlaw.com

RESPONSE: The applicant provides their social security number and we attempt to verify their number with the current employer.  No other database is used to determine if the social security number is correct.  The S-1 has been updated to clarify the use of the identifying information (See Page 1, paragraph 5).

Financial Statements

Notes to Financial Statements

Note 5 – Commitments and Contingencies, page F-12

3.
Refer to your response to Comment 13.  Your revised disclosure indicates that you reserve a reasonable estimate for future defaults, yet you also disclose that your accrual at August 31, 2009 relates to four tenants that have actually defaulted.  Please revise your disclosure to remove reference to the accrual for anticipated future defaults in conformity with the guidance in FASB Accounting Standards Codification  (‘ASC”) 450-20-25 (SFAS 5) and ASC 460-10 (FIN 45).  Otherwise, please explain to us how the accrual for anticipated future defaults complies with this guidance.

RESPONSE: The reference to future has been deleted.  Please see the updated disclosure on page F-12.

Further, the Company acknowledges that (i) should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Thank you for your time and consideration.

Very Truly Yours,

ANSLOW & JACLIN LLP

/s/ Joseph M. Lucosky
JOSEPH M. LUCOSKY, ESQ.